King & Spalding LLP

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Houston, Texas 77002

Main: (713) 751-3200

Fax: (713) 751-3290

Jeffery K. Malonson

Direct Dial: (713) 751-3275

Direct Fax: (713) 751-3290

jmalonson@kslaw.com

October 3, 2017

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, D.C. 20549 Attn: Mara L. Ransom

Re:	NextDecade Corporation

Amendment No. 2 to Registration Statement on Form S-3

Filed September 22, 2017

File No. 333-220263

Dear Ms. Ransom:

On behalf of NextDecade Corporation (the “Company”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-3, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2017 (as amended, the “Registration Statement”).

Amendment No. 3 has been revised to reflect the Company’s response to the comment received on September 28, 2017 from the staff of the Commission (the “Staff”). For your convenience, this letter sets forth in italics the Staff’s comment before the response. Page references in the text of this response letter correspond to page numbers in Amendment No. 3. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Selling Stockholders, page 8

1.	We note your response to comment 2. We also note that Cantor Fitzgerald & Co. is a selling stockholder and a registered broker-dealer, and that you disclose it did not receive its securities as compensation for investment banking or similar services. Please revise your disclosure to state Cantor Fitzgerald & Co. is an underwriter.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to remove references to Cantor Fitzgerald & Co. from the Registration Statement. Please see the revisions to the Selling Stockholders section, found on pages 9, 10 and 12 of the Registration Statement.

* * * *

Securities and Exchange Commission
October 3, 2017

If we can be of any assistance in explaining this response or the change in Amendment No. 3, please let us know. Please contact me with any questions or comments at (713) 751-3275.

Very truly yours,

/s/ Jeffery K. Malonson

Jeffery K. Malonson

cc:	Krysta De Lima, NextDecade Corporation
Gabriel Gutierrez, NextDecade Corporation
Carrie A. Ratliff, King & Spalding LLP